Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No:  333-33896

        On June 1, 2000, NiSource made a slide presentation to its shareholders at the NiSource Annual Meeting of Shareholders. Copies of the slides were also made available to NiSource shareholders at the meeting. The text of the presentation is set forth below.

                      TEXT OF SHAREHOLDER PRESENTATION
                                JUNE 1, 2000




                             [NISOURCE{TM} LOGO]

                    Delivering life's essential resources







                   To view the complete video presentation
              as presented on June 1, 2000, visit our Web site
                    beginning June 5 at www.nisource.com


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


                       Creating a new company . . .
                       creating the future.


                       Creating a strong
                       platform for growth.




                       [Photos of NiSource
                       employees at work]
















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ---------------------------
   BUILDING FOR TOMORROW . . .
   ---------------------------


   *    BROAD PLATFORM TO MAXIMIZE OPPORTUNITIES

        -    4.1 million customers

        -    gas distribution in 9 states

        -    pipeline operations in 16 states

   UPSTREAM - - - - - - - - - - - - - -COMMODITY DISTRIBUTION - - - - - - - - -DOWNSTREAM

     *19,000 Miles of Pipeline            *Regulated Utilities                    *Cogeneration

     *700 Bcf of Gas Storage              *Customer Growth                        *Distributed Generation

     *Marketing Services                  *Low Risk                               *Energy-Related Products

     *Gas Optionality                     *Good Returns                           *Commodity Conversion

     *Electric Optionality


                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
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   ----------------
   1ST QUARTER 2000
   ----------------


   * Basic earnings per share = 64 cents, a 3.2% increase from 1st quarter '99

   * 1st quarter earnings improved despite 15% warmer than normal and 11% warmer than same period in '99

   *    Gas operations EBIT increased $10.4 million to $98.9 million

   *    Electric operations EBIT increased $9.1 million to $82.7 million

   *    Water operation EBIT increased $1.5 million to $3.7 million

   * Gas marketing and storage EBIT increased $8.8 million to $9.7 million









                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   -------------------------------------------------------
   CREATING VALUE . . . WITH LOWER RISK AND HIGHER RETURNS
   -------------------------------------------------------


   *    Regulated businesses
        -    positive regulatory relationships
        -    aggressive cost efficiencies
        -    pursue incentive opportunities

   *    Related diversification
        - leverage existing asset base into knowledge-based businesses with high returns
        -    integrate existing businesses into growth markets

   *    Creating new business opportunities in growth markets
        -    asset optionality
        -    distributed generation

   *    Maintain strong financial profile, solid investment grade ratings








                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ----------------------------
   THE PREMIER COMPETITOR . . .
   ----------------------------



   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING SERVICE TERRITORIES OF NISOURCE
   COMPANIES]



















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ----------------------------
   THE PREMIER COMPETITOR . . .
   ----------------------------

   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING SERVICE TERRITORIES OF
   NISOURCE COMPANIES AND COLUMBIA
   COMPANIES]




















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ------------------------------------
   THE RIGHT ASSETS MAKE THE DIFFERENCE
   ------------------------------------


   [GRAPHIC - CHART DEPICTING PROJECTED NET
   INCOME FROM DISTRIBUTED GENERATION,
   ELECTRIC OPTIONALITY, GAS
   OPTIONALITY AND BASE BUSINESS
   FOR THE YEARS 2001-2005]

   15% CAGR
















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   --------------------
   REALIZABLE SYNERGIES
   --------------------


    (Dollars in Millions)       2001     2002     2003     2004    2005
                                ----     ----     ----     ----    ----

    Distribution
       Revenue                  $1.5    $7.7     $11.5    $15.8   $18.1
       Cost                     15.3    19.1      22.6     27.8    29.5
    Transmission
       Cost                      8.7    13.9      15.3     17.3    17.8

    Corporate                   72.1    100.6    106.5    112.7   119.6

    Total Synergies            $97.6   $141.3   $155.9   $173.6  $185.0


   Expect to Realize Incremental Savings








                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
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

   ------------------------------------------------------
   APPROVAL TIMETABLE -- ON TRACK PRIOR TO YEAR-END CLOSE
   ------------------------------------------------------
     Year 2000           Mar            Apr           May           Jun            Jul        Aug         Sep      4th Qtr
     ---------          -----          -----         -----         -----          -----      -----       -----     -------
     Shareholder                       Proxy                    NiSource 6/1
     Approval                          Filed                      Special
                                       4/21                         Mtg.
                                                                  C/G 6/2
     State Filings       PA        VA Filed 4/3        KY
     Proceedings        Filed      ME Filed 4/10     Filing                                 Approve
                        3/30       NH Filed 4/12      5/1

     FERC                              Filed
                                       4/10
     Hart-Scott                                                    Filing        Approve
     Rodino

     SEC                             1935 Act                                                                      Approve
                                       Filed
                                       4/14






                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ----------------
   SOURCES AND USES
   ----------------


         Sources         $MM      %               Uses            $MM
         -------         ---     ---             -----            ---

    Debt Financing     $3,118    52%       Purchase Price
                                           ($72.07/Share)       $5,966
    SAILS{SM}             102     2%       Transaction Costs        98

    Asset Sales/Cash                       Total Uses           $6,063
    on Hand            $1,023    16%

    Common Equity       1,820    30%
    Total Sources      $6,063   100%




   Assumes 30% Stock Election






                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ------------------------
   NATURAL GAS DISTRIBUTION
   ------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING NIPSCO SERVICE TERRITORY]





















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ------------------------
   NATURAL GAS DISTRIBUTION
   ------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING LOGOS AND SERVICE TERRITORIES
   OF NIPSCO, NORTHERN UTILITIES AND
   BAY STATE GAS]



















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ------------------------
   NATURAL GAS DISTRIBUTION
   ------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING LOGOS AND NATURAL GAS
   DISTRIBUTION SERVICE TERRITORIES OF
   NIPSCO, NORTHERN UTILITIES, BAY STATE
   GAS AND COLUMBIA]


















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ---------------------
   MILLENNIUM/CROSSROADS
   ---------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING MILLENNIUM AND CROSSROADS
   PIPELINES]




















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ----------------------------
   SUPPLY DRIVEN GROWTH IN GULF
   ----------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING, SUNSTAR/EAST LATERAL EXPANSION
   AND TARGET SUPPLY AREAS:  WESTERN GARDEN
   BANKS, GREEN CANYON, MISSISSIPPI CANYON]


   SunStar

   *    deepwater/liquids play

   *    partnership with major producer

   *    phased project-up to 600 Mdth/d

   *    timeframe:  late 2001, early 2002








                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ---------------------------------
   GROWTH IN OHIO VALLEY AND STORAGE
   CREATE SYNERGIES IN NEW NISOURCE
   ---------------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING PIPELINES, DISTRIBUTION SERVICE
   TERRITORY, PEAKING PLANTS AND STORAGE
   FACILITIES]


















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ------------------------
   ELECTRIC STRATEGY
   ------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING ELECTRIC SERVICE TERRITORIES]                     Locational
                                                                Edges




















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   -----------
   OPTIONALITY
   -----------


   [GRAPHIC DEPICTING OPTIONALITY RESULTING
   FROM INTERPLAY OF NATURAL GAS SUPPLY,
   MARKET AREA STORAGE AND COGENERATION]




















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ----------------------------------
   GAS - NATURALLY FUELING THE FUTURE
   ----------------------------------


                                           Fuel Cell
                                           [Picture of Worker and Fuel
                                           Cell]



   [Picture of micro turbine on
   roof of Walgreens store]
   Natural Gas Microtrubine
   Combined Heat and Power













                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ---------------------------
   ONE HOME, ONE ENERGY SOURCE
   ---------------------------


   [Graphic of House]






















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ---------------------------
   ONE HOME, ONE ENERGY SOURCE
   ---------------------------


   [Graphic of House]






















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   -------------------------
   DON'T BE LEFT IN THE DARK
   -------------------------


   [Picture of lightning striking in background of city skyline]






















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ------------------
   GAS - NATURALLY
   FUELING THE FUTURE
   ------------------


    *    Electricity and thermal
         energy for heating, air
         conditioning and hot water           [Picture of microturbine]

    *    Around-the-clock operation,
         uninterruptible power supply         The first microturbine
                                              installed has run without
    *    Energy efficiency equivalent         interruption for nearly a
         to cogeneration systems,             year with a reduction in
         twice that of conventional           energy costs of 10%
         generation











                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------









                                 BRICKS AND MORTAR

                                 STRATEGY AND

                                 STRUCTURE



   [IMAGE OF BRICKLAYING]












                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   ----------------------------
   The Premier Competitor . . .
   ----------------------------


   [GRAPHIC - MAP OF EASTERN UNITED STATES
   DEPICTING ASSETS AND SERVICE TERRITORIES
   OF NISOURCE AND COLUMBIA]




















                                                          [NiSource Logo]


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


                                      THE "COMPASS" TEAM



        * EMPLOYEES WILL KNOW THEIR NEW JOB RESPONSIBILITIES, WHOM THEY REPORT TO AND THE ROLE THEY WILL PLAY IN ACHIEVING THE COMPANY'S STRATEGIC GOALS

        *    MISSION WILL FOCUS ON:
             -    reducing costs and delivering value to the bottom line
             -    positioning and building organization of the future
             - supporting initial steps in a process of cultural change

        *    THREE PHASES OF PROJECT
             -    opportunity identification
             -    conceptual design
             -    detailed design




                                 [Compass Logo]
                                 Possibility Reach Reality Choice
                                 New Direction


   DELIVERING LIFE'S ESSENTIAL RESOURCES
   ---------------------------------------------------------------------


   --------------------------
   BUILDING SHAREHOLDER VALUE
   ---------------------------



                          SHAREHOLDER VALUE


         Maximize              Focused             Environmental
        Utilization           Strategic             Stewardship
         of Assets           Investments

   Employee         Customer        Manage Expenses/
 Effectiveness       Driven             Margins            Technology


                 F I N A N C I A L    S T R E N G T H








                                                          [NiSource Logo]










                             [NISOURCE{TM} LOGO]

                    Delivering life's essential resources


   This presentation contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation.

   In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site,


   www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.